SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 33381; 812-14887

OBP Capital LLC, et al.; Notice of Application

February 21, 2019

AGENCY: Securities and Exchange Commission ("Commission").

ACTION: Notice.

Notice of an application for an order under section 6(c) of the Investment Company Act of 1940

(the "Act") for an exemption from sections 2(a)(32), 5(a)(1), 22(d), and 22(e) of the Act and rule

22c-1 under the Act, under sections 6(c) and 17(b) of the Act for an exemption from sections

17(a)(1) and 17(a)(2) of the Act, and under section 12(d)(1)(J) for an exemption from sections

12(d)(1)(A) and 12(d)(1)(B) of the Act. The requested order would permit (a) index-based series

of certain open-end management investment companies ("Funds") to issue shares redeemable in

large aggregations only ("Creation Units"); (b) secondary market transactions in Fund shares to

occur at negotiated market prices rather than at net asset value ("NAV"); (c) certain Funds to pay

redemption proceeds, under certain circumstances, more than seven days after the tender of

shares for redemption; (d) certain affiliated persons of a Fund to deposit securities into, and

receive securities from, the Fund in connection with the purchase and redemption of Creation

Units; and (e) certain registered management investment companies and unit investment trusts

outside of the same group of investment companies as the Funds ("Funds of Funds") to acquire

shares of the Funds.

Applicants: Spinnaker ETF Series (the "Trust"), a Delaware statutory trust registered under the

Act as an open-end management investment company and OBP Capital LLC (the "Initial

Adviser"), a Delaware limited liability company registered as an investment adviser under the Investment Advisers Act of 1940.

Filing Dates: The application was filed on March 14, 2018, and amended on July 23, 2018 and November 5, 2018.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on March 18, 2019, and should be accompanied by proof of service on applicants, in the form of an affidavit, or for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

ADDRESSES: Secretary, Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090; Applicants: OBP Capital LLC, 116 South Franklin Street, Rocky Mount, North Carolina 27804; Spinnaker ETF Series, 116 South Franklin Street, Rocky Mount, North Carolina 27804.

FOR FURTHER INFORMATION CONTACT: Thankam A. Varghese, Attorney-Adviser at (202) 551-6446 or Parisa Haghshenas, Branch Chief, at (202) 551-6723 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: The following is a summary of the application. The

complete application may be obtained via the Commission's website by searching for the file

number, or for an applicant using the Company name box, at

http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Summary of the Application

1.   Applicants request an order that would allow Funds to operate as index exchange

traded funds ("ETFs").[1] Fund shares will be purchased and redeemed at their NAV in Creation

Units only. All orders to purchase Creation Units and all redemption requests will be placed by

or through an "Authorized Participant", which will have signed a participant agreement with the

Distributor. Shares will be listed and traded individually on a national securities exchange,

where share prices will be based on the current bid/offer market. Any order granting the

requested relief would be subject to the terms and conditions stated in the application.

2.   Each Fund will hold investment positions selected to correspond generally to the

performance of an Underlying Index. In the case of Self-Indexing Funds, an affiliated person, as

defined in section 2(a)(3) of the Act ("Affiliated Person"), or an affiliated person of an Affiliated

Person ("Second-Tier Affiliate"), of the Trust or a Fund, of the Adviser, of any sub-adviser to or

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[1] Applicants request that the order apply to the initial fund and any additional series of the Trust, and any other existing or future open-end management investment company or existing or future series thereof (each, included in the term "Fund"), each of which will operate as an ETF and will track a specified index comprised of domestic and/or foreign equity securities and/or domestic and/or foreign fixed income securities (each, an "Underlying Index"). Any Fund will (a) be advised by the Initial Adviser or an entity controlling, controlled by, or under common control with the Initial Adviser (each such entity and any successor thereto, an "Adviser") and (b) comply with the terms and conditions of the application. For purposes of the requested order, a "successor" is limited to an entity or entities that result from a reorganization into another jurisdiction or a change in the type of business organization.

promoter of a Fund, or of the Distributor will compile, create, sponsor or maintain the Underlying Index.[2]

3.   Shares will be purchased and redeemed in Creation Units and generally on an in-kind basis. Except where the purchase or redemption will include cash under the limited circumstances specified in the application, purchasers will be required to purchase Creation Units by depositing specified instruments ("Deposit Instruments"), and shareholders redeeming their shares will receive specified instruments ("Redemption Instruments"). The Deposit Instruments and the Redemption Instruments will each correspond pro rata to the positions in the Fund's portfolio (including cash positions) except as specified in the application.

4.   Because shares will not be individually redeemable, applicants request an exemption from Section 5(a)(1) and Section 2(a)(32) of the Act that would permit the Funds to register as open-end management investment companies and issue shares that are redeemable in Creation Units only.

5.   Applicants also request an exemption from section 22(d) of the Act and rule 22c-1 under the Act as secondary market trading in shares will take place at negotiated prices, not at a current offering price described in a Fund's prospectus, and not at a price based on NAV. Applicants state that (a) secondary market trading in shares does not involve a Fund as a party and will not result in dilution of an investment in shares, and (b) to the extent different prices exist during a given trading day, or from day to day, such variances occur as a result of third-party market forces, such as supply and demand. Therefore, applicants assert that secondary market transactions in shares will not lead to discrimination or preferential treatment

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[2] Each Self-Indexing Fund will post on its Website the identities and quantities of the investment positions that will form the basis for the Fund's calculation of its NAV at the end of the day. Applicants believe that requiring Self-Indexing Funds to maintain full portfolio transparency will help address, together with other protections, conflicts of interest with respect to such Funds.

among purchasers. Finally, applicants represent that share market prices will be disciplined by arbitrage opportunities, which should prevent shares from trading at a material discount or premium from NAV.

6.   With respect to Funds that effect creations and redemptions of Creation Units in kind and that are based on certain Underlying Indexes that include foreign securities, applicants request relief from the requirement imposed by section 22(e) in order to allow such Funds to pay redemption proceeds within fifteen calendar days following the tender of Creation Units for redemption. Applicants assert that the requested relief would not be inconsistent with the spirit and intent of section 22(e) to prevent unreasonable, undisclosed or unforeseen delays in the actual payment of redemption proceeds.

7.   Applicants request an exemption to permit Funds of Funds to acquire Fund shares beyond the limits of section 12(d)(1)(A) of the Act; and the Funds, and any principal underwriter for the Funds, and/or any broker or dealer registered under the Exchange Act, to sell shares to Funds of Funds beyond the limits of section 12(d)(1)(B) of the Act. The application's terms and conditions are designed to, among other things, help prevent any potential (i) undue influence over a Fund through control or voting power, or in connection with certain services, transactions, and underwritings, (ii) excessive layering of fees, and (iii) overly complex fund structures, which are the concerns underlying the limits in sections 12(d)(1)(A) and (B) of the Act.

8.   Applicants request an exemption from sections 17(a)(1) and 17(a)(2) of the Act to permit persons that are Affiliated Persons, or Second Tier Affiliates, of the Funds, solely by virtue of certain ownership interests, to effectuate purchases and redemptions in-kind. The deposit procedures for in-kind purchases of Creation Units and the redemption procedures for in-kind redemptions of Creation Units will be the same for all purchases and redemptions and Deposit

Instrument and Redemption Instruments will be valued in the same manner as those investment positions currently held by the Funds. Applicants also seek relief from the prohibitions on affiliated transactions in section 17(a) to permit a Fund to sell its shares to and redeem its shares from a Fund of Funds, and to engage in the accompanying in-kind transactions with the Fund of Funds.[3] The purchase of Creation Units by a Fund of Funds directly from a Fund will be accomplished in accordance with the policies of the Fund of Funds and will be based on the NAVs of the Funds.

        9.   Section 6(c) of the Act permits the Commission to exempt any persons or transactions from any provision of the Act if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision of section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors. Section 17(b) of the Act authorizes the Commission to grant an order permitting a transaction otherwise prohibited by section 17(a) if it finds that (a) the terms of the proposed transaction are fair and reasonable and do not involve overreaching on the part of any person concerned; (b) the proposed transaction is consistent with the policies of each registered investment company involved; and (c) the proposed transaction is consistent with the general purposes of the Act.

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[3] The requested relief would apply to direct sales of shares in Creation Units by a Fund to a Fund of Funds and redemptions of those shares. Applicants, moreover, are not seeking relief from section 17(a) for, and the requested relief will not apply to, transactions where a Fund could be deemed an Affiliated Person, or a Second-Tier Affiliate, of a Fund of Funds because an Adviser or an entity controlling, controlled by or under common control with an Adviser provides investment advisory services to that Fund of Funds.

For the Commission, by the Division of Investment Management, under delegated authority.

Eduardo A. Aleman
Deputy Secretary